NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, March 16, 2005, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2004 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2004, and the auditor's report thereon;

2.    to elect eight directors;

3. to reappoint the auditor and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the 2003 Employee Stock Option Plan of the Company; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, February 4, 2005.

                                         BY ORDER OF THE BOARD OF DIRECTORS


                                         Marguerite Ethier
                                         General Counsel and Corporate Secretary

--------------------------------------------------------------------------------

NOTES:

1. A Management Proxy Circular, Proxy, and the 2004 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in the Canada Business Corporations Act, the directors have fixed a record date of January 17, 2005. Accordingly, shareholders registered on the books of the Company at the close of business on January 17, 2005, are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Company at the close of business on January 17, 2005, are entitled to vote at the Meeting.

4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES...........................................................    1

VOTING BY BENEFICIAL SHAREHOLDERS.................................................    2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES......................    2

PARTICULARS OF MATTERS TO BE ACTED ON
   1.  Election of Directors......................................................    2
   2.  Appointment and Remuneration of Auditor....................................    5
   3.  Amendment of 2003 Employee Stock Option Plan...............................    5

EXECUTIVE COMPENSATION
   1.  Statement of Executive Compensation........................................    7
   2.  Share Compensation Arrangements............................................    8
   3.  Employment Contracts.......................................................    8
   4.  Composition of the Compensation, Nominating and Corporate Governance
       Committee and Report on Executive Compensation.............................    9
   5.  Performance Graph..........................................................   10
   6.  Compensation of Directors..................................................   11

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS................   11

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS.................   12

AUDITOR INDEPENDENCE..............................................................   12

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.......................   12

THE MANDATE OF THE BOARD OF DIRECTORS.............................................   12

CORPORATE GOVERNANCE DISCLOSURE AND STATEMENT ON CORPORATE GOVERNANCE PRACTICES...   14

SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING.................................   17

AVAILABILITY OF DOCUMENTS.........................................................   17

GENERAL...........................................................................   17

SCHEDULE "A"
     Approval of Amendment to 2003 Employee Stock Option Plan.....................   18

MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 16, 2005

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2, commencing at 4:30 p.m. (Toronto time) on Wednesday, March 16, 2005, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9,
Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or
(b) the Chairman or the Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor's remuneration; and (iii) for the resolution set forth in Schedule "A" to this Management Proxy Circular approving the amendment to the 2003 Employee Stock Option Plan (the "2003 Plan"). All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees ("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at January 17, 2005, there were issued and outstanding 72,395,516 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record at the time of the close of business on January 17, 2005 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

PARTICULARS OF MATTERS TO BE ACTED ON

1. Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at eight the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the eight nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at January 24, 2005, and their attendance record at Vasogen Board of Directors meetings during the fiscal year 2004. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Director Since
                                                                                                         ----------------------
                                                                                                         Common shares
                                                                                                         owned, controlled,
                                                                                                         or directed(1)
                                                                                                         ----------------------
Name and Position                                                                                        Vasogen Board
with the                 Principal Occupation, Biography and             Other Public                    Meeting
Company(4)               Residence                                       Company Boards                  Attendance (6)
-------------------------------------------------------------------------------------------------------------------------------
William R. Grant (2)     Mr. Grant is Chairman and co-founder of Galen   Advanced Medical Optics, Inc.   November 1998
Director and Chairman    Associates, New York, and has more than 40      Massey Energy Company           Chairman since March
of the Board             years of experience in the investment banking   Quest Diagnostics Incorporated  2001
                         and healthcare fields. He formerly served as                                    ----------------------
                         President and Vice Chairman of Smith Barney,                                    917,100 (7)
                         President and Chairman of MacKay-Shields
                         Financial Corporation, and Director and Vice                                    ----------------------
                         Chairman of SmithKline Beecham.  Mr. Grant                                      4 of 4
                         resides in the state of New York, USA.
-------------------------------------------------------------------------------------------------------------------------------
Andre Berard (2)         Mr. Berard has spent over four decades with     Banque Saradar France           November 2000
Director                 the National Bank of Canada, formerly as        BCE Inc.
                         Chief Executive Officer and Chairman of the     Groupe BMTC Inc.
                         Board, and now serves as a Corporate            Bombardier Inc.                 ----------------------
                         Director. He is an Officer of the Order of      Groupe Saputo Inc.              30,000
                         Canada and has received two honorary            Kruger Inc.
                         doctorates from leading Canadian                LMS Medical Systems Inc.        ----------------------
                         universities. Mr. Berard resides in the         Le Groupe Canam Manac Inc.      4 of 4
                         province of Quebec, Canada.                     National Bank of Canada
                                                                         Noranda Inc. Societe
                                                                         financiere Bourgie Inc.
                                                                         TransForce Income Fund
-------------------------------------------------------------------------------------------------------------------------------
David G. Elsley          Mr. Elsley is President and CEO of the          None                            January 1991
Director, President,     Company. Over the past fourteen years, he has
and Chief Executive      been responsible for the scientific,                                            ----------------------
Officer                  clinical, and commercial development of the                                     184,958
                         Company. He holds a Master of Business
                         Administration from the Richard Ivey School                                     ----------------------
                         of Business, University of Western Ontario.                                     4 of 4
                         Mr. Elsley resides in the province of
                         Ontario, Canada.
-------------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg(3)     Mr. Gregg is a Life Sciences/Medical Device     Amylin Pharmaceuticals, Inc.    September 1999
Director                 Consultant and recently retired as President    LMS Medical Systems Inc.
                         of Medtronic MiniMed. He became President and                                   ----------------------
                         Chief Operating Officer of MiniMed in 1996                                      69,000
                         and was instrumental in Medtronic's
                         US$3.4-billion acquisition of MiniMed in                                        ----------------------
                         2001. He also served in executive positions                                     4 of 4
                         with Smith & Nephew plc and Allergan, Inc.
                         Mr. Gregg resides in the state of California,
                         USA.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Benoit La Salle (2), (8) Mr. La Salle is President and Chief Executive   AFCAN Mining Corporation        January 1997
Director                 Officer of SEMAFO Inc. He is a chartered        ART Research Technologies
                         accountant, a member of the Quebec Order of     BioCapital Inc. LMS
                         Chartered Accountants, the Canadian Institute   Medical Systems Inc.            ----------------------
                         of Chartered Accountants, and the Order of      Pebercan Inc. Pheromone         56,150
                         Chartered Administrators of Quebec. Mr. La      Sciences Corp. SEMAFO Inc.
                         Salle founded Grou La Salle & Associes,         20/20 Tech Inc.                 ----------------------
                         Chartered Accountants, in 1980. Mr. La Salle                                    4 of 4
                         resides in the province of Quebec, Canada.
-------------------------------------------------------------------------------------------------------------------------------
Surya N. Mohapatra (3)   Dr. Mohapatra is Chairman of the Board and     Quest Diagnostics               March 2002
Director                 Chief Executive Officer of Quest Diagnostics   Incorporated
                         Incorporated. He is a former Senior                                            ----------------------
                         Vice-President and member of the Executive                                     None (5)
                         Committee of Picker International, Inc., a
                         worldwide leader in the design, manufacture,                                   ----------------------
                         and marketing of advanced medical                                              4 of 4
                         technologies. Dr. Mohapatra resides in the
                         state of New Jersey, USA.
-------------------------------------------------------------------------------------------------------------------------------
Eldon R. Smith           Dr. Smith is Vice President, Scientific         Canadian Natural Resources      July 1998
Director and             Affairs, of the Company. He formerly served     Limited
Vice President,          as Dean of the Faculty of Medicine and Head     Pheromone Sciences Corp.
Scientific Affairs       of both the Department of Medicine and the                                      ----------------------
                         Division of Cardiology at the University of                                     71,318
                         Calgary, where he continues to hold a
                         part-time appointment. He is past-President                                     ----------------------
                         of the Canadian Cardiovascular Society and                                      4 of 4
                         served as Chairman of the Scientific Review
                         Committee of the Heart and Stroke Foundation
                         of Canada. Dr. Smith resides in the province
                         of Alberta, Canada.
-------------------------------------------------------------------------------------------------------------------------------
John C. Villforth (3)    Rear Admiral Villforth is a Healthcare          EduNeering Inc.                 March 2001
Director                 Consultant who formerly served as President
                         and Executive Director of The Food and Drug                                     ----------------------
                         Law Institute and as Director, FDA Center for                                   10,000
                         Devices and Radiological Health. He has
                         almost three decades' experience as a                                           ----------------------
                         commissioned officer in the U.S. Public                                         4 of 4
                         Health Service in the Department of Health
                         and Human Services and retired from the
                         Public Service sector with the rank of
                         Assistant Surgeon General (Rear Admiral).
                         Rear Admiral Villforth resides in the state
                         of Maryland, USA.
-------------------------------------------------------------------------------------------------------------------------------

Notes:

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at January 24, 2005.

2.    Member of the Audit Committee of the Board of Directors.

3. Member of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors.

4. The Company does not have an executive committee of the Board of Directors.

5. Dr. Mohapatra is Chairman of the Board and Chief Executive Officer of Quest Diagnostics Incorporated, which owns 3,056,783 common shares of the Company.

6. In addition to Board meetings, the Board holds regular telephone conferences with Management to review operations. Committee meetings were held on an as-needed basis throughout the year with generally full attendance.

7. Mr. Grant directly owns 197,900 common shares of the Company. Mr. Grant exercises direction and control over a further 9,700 shares of the Company owned by Annetta Grant Children's Fund. Mr. Grant exercises direction and control over a further 709,500 shares of the Company indirectly owned by RB Investors, L.P. A further 1,461,000 shares of the Company, over which Mr. Grant does not exercise direction or control, are owned by Galen Associates.

8. On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by the above-mentioned regulatory authorities.

2. Appointment and Remuneration of Auditor

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company since 1994.

3. Amendment of 2003 Employee Stock Option Plan

The meeting has been called in part to consider, and if thought fit, to approve an amendment of the 2003 Plan to increase by 3,000,000 the number of share options available for issuance under the terms of the 2003 Plan. The Board of Directors has approved the amendment of the 2003 Plan.

The objectives of the Company's compensation policies and programs are to motivate and reward officers, other employees and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Plan is an integral part of achieving these objectives as it provides officers, employees and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

Over the last two fiscal years, our number of employees has more than doubled from 61 full-time employees on November 30, 2002 to 149 full-time employees on November 30, 2004. Our number of employees has increased to support our expanding clinical programs, and for corporate, marketing, regulatory and business development activities associated with planning for the commercialization of our products.

The 2003 Plan was approved by the Board of Directors on March 15, 2003. It was approved by the shareholders of the Company at the Annual Meeting of the Shareholders held on May 7, 2003. Two million common shares were initially reserved for issuance under the 2003 Plan. Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company's previous stock option plan (the "Previous Plan"), and no new options have been granted under the Previous Plan since May 2003.

The company currently has options authorized under the 2003 Plan and the Previous Plan to purchase a maximum of 4,053,220 shares, representing less than 5.0% of the shares issued and outstanding as of February 4, 2005. Based on a December 2004 survey conducted by the Company, this percentage represents less than one-third of the average 17.9% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in the United States. In addition, based on a December 2004 survey conducted by the Company, this percentage is less than one-half of the average 13.3% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in Canada. Of the 4,053,220 share options authorized for issuance under the 2003 Plan and the Previous Plan, a total of 3,393,099 have been issued, representing 4.2% of the shares issued and outstanding as of February 4, 2005.

In order to meet the objectives of the Company's compensation programs aimed at maintaining our ability to recruit and retain high caliber employees as the Company grows, we are proposing to amend the 2003 Plan to increase the number of options authorized for issuance by 3,000,000 shares. If the amendment is approved by the shareholders, the number of options authorized under the 2003 Plan will increase by 3,000,000, from 2,000,000 to a total of 5,000,000 shares authorized for issuance under the 2003 Plan. As a result of such amendment, the total number of options authorized under the 2003 Plan and the Previous Plan would rise to 7,053,220, representing 8.7% of the number of shares issued and outstanding as of February 4, 2005, still well under the average percentage that options authorized for issuance as a percentage of shares issued and outstanding represent at comparable companies surveyed in December 2004 as referenced above. For clarity, the new 3,000,000 options that may be granted under the 2003 Plan, should the proposed amendment be approved by the shareholders, will not be granted immediately, but rather are anticipated to be granted over the next several years.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants and members of the Scientific Advisory Board ("SAB") of the Company. Directors who are also officers or employees of the Company are eligible participants.

Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives. In addition, a significant portion of the options granted under the Plan have performance-based vesting provisions. These options will only vest and be exercisable if the Company achieves certain key long term corporate objectives as determined by the Board of Directors as being critical to the Company's commercial success.

An option may not be granted to an "insider" (as such is defined by the rules of the Toronto Stock Exchange) of the Company if such option, together with any other options previously granted by the Company (collectively, "Share Compensation Arrangements") could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the "Outstanding Issue"); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider's associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the 2003 Plan at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the 2003 Plan, and does so upon the recommendation of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors. Under the terms of the 2003 Plan, the exercise price for the options is fixed by the Board of Directors. For shares listed on the Toronto Stock Exchange, the exercise price of the options shall not be less than the closing sale price of the shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price for the shares of the Company on the last trading day prior to the grant of the option, then the exercise price shall not be less than the simple average of the closing bid and ask prices on the Toronto Stock Exchange on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors. The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person. In the event that a participant ceases to be an officer or an employee of the Company on his or her normal retirement date, then the participant shall be entitled to exercise the options for 180 days following cessation of employment, but the 180 day period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a participant who is a member of the SAB ceases to be a member of the SAB for any reason, then the participant shall be entitled to exercise the options for a period of one year, but the one year period does not otherwise extend the date of expiry provided in the original grant of the options. The options granted under the 2003 Plan are not assignable, except in certain circumstances relating to the death or disability of an eligible participant.

Subject to the articles and by laws of the Company and the laws and regulations that apply to us, the Board of Directors may amend, modify or discontinue the 2003 Plan at any time without notice, provided that such amendment, modification or termination may not, without the consent of a participant, impair the participant's rights under any previously granted options.

The 2003 Plan includes provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company's common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of the 2003 Plan and/or the Previous Plan is available upon request in writing to the Corporate Secretary of Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2 Canada.

The rules of the Toronto Stock Exchange require that the amendment to the 2003 Plan be approved by a majority of the votes cast at the Meeting. Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule "A" hereto approving the amendment to the 2003 Plan.

The Toronto Stock Exchange has approved the amendment to the 2003 Plan, subject to shareholder approval being obtained.

EXECUTIVE COMPENSATION

1. Statement of Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2004, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, and the three other most highly compensated executive officers of the Company ("Named Executive Officers").

                         2004 Summary Compensation Table

----------------------------------------------------------------------------------------------------------------------------------
                                                 Annual Compensation                  Long-Term Compensation
                                           ---------------------------------   -----------------------------------
                                                                                        Awards            Payouts
                                                                               ------------------------   -------

                                                                               Securities      Shares
                                                                     Other        Under       Or Units
                                                                     Annual     Options/     Subject to               All Other
                                                                    Compen-      SARs(1)       Resale       LTIP       Compen-
     Name and Principal                     Salary        Bonus      sation      Granted    Restrictions   Payouts     sation
          Position                Year        ($)          ($)       ($)(2)        (#)          ($)          ($)         ($)
----------------------------------------------------------------------------------------------------------------------------------
David Elsley                      2004      279,375      135,000                 29,902
(President and Chief              2003      253,750      114,750                311,114
Executive Officer)                2002      237,500       96,000                 32,190

Christopher Waddick               2004      229,791      103,275                 19,978
(Executive Vice President,        2003      192,500       82,800                205,663
Chief Financial Officer, and      2002      170,000       57,800                 16,739
Treasurer)

Eldon Smith (3)                   2004      226,500       81,993                 11,526
(Vice President, Scientific       2003      146,626       53,078                 21,135
Affairs)                          2002       96,669       39,840                107,653

Bernard Lim                       2004      181,666       68,400                 13,114
(Vice President, Technology)      2003      165,000       60,390                 29,411
                                  2002      162,500       55,440                 60,831
Michael Martin (4)
(Vice President,                  2004      195,000       70,200                 20,038
Marketing and Business            2003      186,250       70,980                 56,512
Development)                      2002      180,000       59,400                 52,706
----------------------------------------------------------------------------------------------------------------------------------

Notes:

1.    To date, no stock appreciation rights ("SARs") have been granted.

2. Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.

3. Dr. Smith's services are provided by Eldon Smith & Associates Ltd., which has been retained as a consultant to the Company.

4. Michael Martin's services are provided by Odex, Inc., which has been retained as a consultant to the Company. All amounts in the table relating to Mr. Martin are in U.S. dollars.

2. Share Compensation Arrangements

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2004, are shown in the table set out below. During the financial year ended November 30, 2004, no options were repriced. During the financial year ended November 30, 2004, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2004, no SARs were outstanding.

---------------------------------------------------------------------------------------------------------------------
                                       % of Total                           Market Value
                        Securities      Options/                           of Securities
                           Under          SARs                               Underlying
                         Options/      Granted to         Exercise            Options/
                           SARs        Employees             or         SARs on the Date of
                          Granted     in Financial       Base Price            Grant                  Expiration
         Name               (#)           Year          ($/Security)        ($/Security)                 Date
---------------------------------------------------------------------------------------------------------------------
David Elsley              29,902           4%               $9.21               $9.21              January 28, 2009
---------------------------------------------------------------------------------------------------------------------

Christopher Waddick       19,978           3%               $9.21               $9.21              January 28, 2009
---------------------------------------------------------------------------------------------------------------------

Eldon Smith               11,526           2%               $9.21               $9.21              January 28, 2009
---------------------------------------------------------------------------------------------------------------------

Bernard Lim               13,114           2%               $9.21               $9.21              January 28, 2009
---------------------------------------------------------------------------------------------------------------------

Michael Martin            20,038           3%               $9.21               $9.21              January 28, 2009
---------------------------------------------------------------------------------------------------------------------

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2004, and the number and value of unexercised options as at November 30, 2004, are shown in the table set out below.

---------------------------------------------------------------------------------------------------------------------
                                                   Unexercised Options/SARs at     Value of Unexercised in-the-Money
                                                             FY-End                    Options/SARs at FY-End(2)
                        Securities     Aggregate               (#)                                ($)
                         Acquired        Value
                        on Exercise    Realized      Exercisable/Unexercisable         Exercisable/Unexercisable
          Name              (#)         ($)(1)                  (#)                               ($)
---------------------------------------------------------------------------------------------------------------------
David Elsley              122,792      $742,892         164,583/268,874                     $82,822/228,142
---------------------------------------------------------------------------------------------------------------------
Christopher Waddick       111,947      $373,529          96,182/177,249                     $53,947/151,642
---------------------------------------------------------------------------------------------------------------------
Eldon Smith                65,528      $190,838           79,590/78,167                    $151,028/158,056
---------------------------------------------------------------------------------------------------------------------
Bernard Lim                 Nil           Nil             92,026/61,330                      $79,530/88,226
---------------------------------------------------------------------------------------------------------------------
Michael Martin              Nil           Nil             98,976/80,280                      $38,379/76,756
---------------------------------------------------------------------------------------------------------------------

Notes:

1. Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

2. The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 30, 2004 ($5.66), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized. Values of unexercised in-the-money options are based on the exercise prices varying from $2.78 to $5.55.

3. Employment Contracts

The Company has entered into an employment agreement with David Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2007, and an annual reviewable remuneration, which for the period commencing May 2004, is $300,000. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Christopher Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Executive Vice President, Chief Financial Officer and Treasurer. The agreement provides for a fixed five-year term ending on January 31, 2007, and an annual reviewable remuneration which for the period commencing May 2004 is $255,000. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into a consultancy agreement with Eldon Smith and Associates Ltd. of 1901 Varsity Estates Drive N.W., Calgary Alberta, for the services of Eldon Smith. The insiders of Eldon Smith and Associates Ltd. are Eldon Smith, Sheila Smith, Gregory Smith and Trudi Smith. Pursuant to this agreement, Eldon Smith and Associates Ltd. provides the services of Dr. Smith, who serves the Company as its Vice President, Scientific Affairs. The agreement provides for no fixed term, and an annual retainer of $226,500. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Dr. Smith is entitled to a lump sum payment equal to one year's salary. The agreement contains non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Bernard Lim. Pursuant to this agreement, Mr. Lim serves the Company as its Vice President, Technology. The agreement provides for no fixed term and an annual reviewable remuneration, which for the period commencing May 2004 is $190,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Lim is entitled to a lump-sum payment equal to six months' salary, and any options outstanding vest and become exercisable. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into a consultancy agreement with Odex, Inc. of 130 Lloyd Road, Montclair, New Jersey, USA for the services of Michael Martin. Mr. Martin is the only insider of Odex, Inc. Pursuant to this agreement, Odex, Inc. provides the services of Mr. Martin, who serves the Company as its Vice President, Marketing and Business Development. The agreement provides for no fixed term and an annual retainer of US$195,000. The other terms of the agreement are similar to those described for Mr.Lim.

4. Composition of the Compensation, Nominating and Corporate Governance Committee and Report on Executive Compensation

The Compensation, Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the "Board"). The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2004. The Committee consists of three independent and unrelated directors. The Chief Executive Officer absents himself from Board and Committee meetings during voting and deliberation on the Chief Executive Officer's compensation.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of corporate and functional objectives;

(b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives is approximately 50% base salary, 20% annual bonus, and 30% stock options. The Company does not have a pension plan. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The Chief Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2004, the Company received from the Board an assessment of 90% on the achievement of corporate objectives. The Company's corporate objectives for 2004 primarily focused on performance objectives associated with the advancement of its clinical development programs, with other performance objectives being related to the development of its product pipeline and its intellectual property portfolio, its ability to operate within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers ranges from 40% to 50%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number and terms of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

Presented by the Compensation, Nominating and Corporate Governance Committee:

Terrance H. Gregg
Surya N. Mohapatra
John C. Villforth

5. Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 1996,1 with the cumulative total return of the S&P/TSX Composite Total Return Index.2

                         Comparative Performance Chart

 [THE FOLLOWING TABLE WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL.]

-----------------------------------------------------------------------------------------------------------------------------
                                          1996      1997     1998      1999     2000      2001     2002      2003     2004
-----------------------------------------------------------------------------------------------------------------------------
Vasogen Inc.                               29        31       25       100       136      131       68       119        94
-----------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                    80        87       84       100       117       99       87       104       120
-----------------------------------------------------------------------------------------------------------------------------

Notes:

1. On July 22, 1999, the common shares of the Company discontinued trading on the Montreal Exchange and commenced trading on the Toronto Stock Exchange. On November 23, 1999, the common shares of the Company commenced trading on the American Stock Exchange. On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ National Market.

2. Assumes $100 invested in both the Company's common shares and the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) on November 30, 1999.

6. Compensation of Directors

During 2004, directors of the Company who were not full-time employees of the Company received an annual retainer of $20,000. In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1000 if the Director participated by conference call. The chairpersons of the Audit Committee and of the Compensation and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively. Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

The Company implemented a Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") effective January 1, 2004 applicable to the 2004 fiscal year and subsequent years. Under the terms of the DSU Plan, non-employee directors are paid their directors' fees entirely in Deferred Share Units ("DSUs"), in lieu of any cash payment. The number of DSUs credited to an eligible director is determined by dividing the dollar amount of the fees otherwise payable to the director by the market value of the Company's common shares at the time of grant. DSU grants are effective as of the date of the meetings in respect of which fees are payable. A DSU is a bookkeeping entry credited to the account maintained for each eligible director and has the same value as one common share of the Company. A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof. Because of the deferred payment feature of the DSU Plan, directors benefit only from long term increases in the value of the Company's shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

The Company has reserved a maximum of 250,000 common shares for purposes of the DSU Plan. During fiscal 2004, the Company issued a total of 26,270 DSU's to directors in respect of aggregate fees of $189,000. To date, no DSUs have been converted to cash or shares of the Company.

Directors of the Company are also eligible to be granted stock options. During fiscal 2004, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 10,000 common shares each, and the Chairman of the Board was awarded options to acquire 25,000 common shares. During 2004, options to acquire 75,000 common shares were granted to non-management directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company's equity compensation plans is provided below, as of February 4, 2005.

-----------------------------------------------------------------------------------------------------------------------------
                              Number of securities       Weighted-average              Number of securities remaining
                              to be issued upon          exercise price of             available for future issuance
                              exercise of outstanding    outstanding options,          under equity compensation plans
                              options, warrants, and     warrants and rights           (excluding all securities reflected
                              rights                                                   in column (a))

Plan Category                            (a)                         (b)                                (c)
-----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by securityholders
-----------------------------------------------------------------------------------------------------------------------------
Directors Deferred Share      27,552                     $7.15                         222,448
Unit and Stock Plan
-----------------------------------------------------------------------------------------------------------------------------
2003 Employee Stock Option    1,514,879                  $6.91                         485,121(1)
Plan
-----------------------------------------------------------------------------------------------------------------------------
2003 Directors Stock          75,000                     $7.58                         175,000
Option Plan
-----------------------------------------------------------------------------------------------------------------------------
Share Option Plan (2)         1,803,220                  $5.21                         None
-----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans     Not applicable             Not applicable                Not applicable
not approved by
securityholders
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                         3,420,651                  6.02                          882,569
-----------------------------------------------------------------------------------------------------------------------------

Notes:

      (1) This amount does not include the 3,000,000 options proposed to be added to the 2003 Plan.

      (2) The Share Option Plan (the "Previous Plan") was replaced by the 2003 Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors and officers, or any associate of any such director or officer. Since the beginning of the Company's last financial year, no present or former director of officer, or any associate of such director or officer is currently or has been indebted to the Company.

Directors' and Officers' Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is $960,783, and the total amount of insurance purchased for the directors and officers as a group is $30 million, subject to a deductible amount up to US$250,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.

AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2003 were:

            Audit Fees (1)          $238,000
            Audit-Related Fees      $      0
            Tax Fees (2)            $102,000
            All Other Fees          $      0
                                    --------
            Total Fees              $340,000
                                    ========

      (1) Audit fees consist of fees related to the audit of the Company's financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2003.

      (2) Tax fees consist of fees for tax consultation and tax compliance services.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2004 were:

            Audit Fees (1)          $296,000
            Audit-Related Fees      $      0
            Tax Fees (2)            $217,425
            All Other Fees          $      0
                                    --------
            Total Fees              $513,425
                                    ========

      (1) Audit fees consist of fees related to the audit of the Company's consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2004.

      (2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc. and Vasogen Ireland.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction during the past year or in any proposed transaction that has materially affected or would materially affect the Company.

THE MANDATE OF THE BOARD OF DIRECTORS

The Company's Board of Directors has adopted a formal mandate outlining its responsibilities. The text of the Board's mandate is reproduced below, and can also be found on the Company's web site at www.vasogen.com.

                      THE MANDATE OF THE BOARD OF DIRECTORS

Vasogen's Board of Directors (the "Board") is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company. As part of this overall responsibility, the Board handles the following matters:

      o Succession planning, including appointing, developing, and monitoring senior Management and the CEO;

      o Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

      o Identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

      o     Establishing communication policies for the Company, which should:

                  - address how the Company interacts with analysts, investors, other key stakeholders, and the public;

                  - contain measures with respect to the Company's compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

                  -     be reviewed at least annually.

      o Ensuring the integrity of the Company's internal control and management information systems;

      o Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

      o Establishing what business transactions and expenditures require the prior approval of the Board;

      o Establishing specific and effective measures in the Company for receiving shareholder feedback;

      o On an annual basis, communicating to Management the Board's expectations of it;

      o Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

      o Establishing an orientation and education program for all new directors and a continuing education program for all directors;

      o Developing the Company's approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

      o Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management's responsibilities;

      o Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

      o Establishing procedures to ensure that the Board functions independently of Management;

      o Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

      o Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is "financially literate" and one of whom has "accounting or related financial experience";

      o Adopting definitions for "financially literate" and "accounting or related financial experience";

      o Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

      o Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

      o     Conduct regular meetings independent of management.

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company. If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as "Shareholder Correspondence" to William Grant, c/o Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2.

CORPORATE GOVERNANCE DISCLOSURE AND STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued guidelines for effective corporate governance, and a proposed National Policy 58-201 "Corporate Governance Guidelines" has also been issued by the Canadian Securities Administrators. It is anticipated that the provisions of the proposed National Policy will, when adopted, replace the TSX guidelines. The TSX guidelines and the proposed National Policy deal with the responsibility of a board of directors and its various committees and the operation and governance of a corporation. They also cover the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, the appointment and mandate of the board's committees, and measures for receiving shareholder feedback. The Company believes that it is in compliance with, and intends to continue to comply with all requirements relating to corporate governance required by applicable Canadian regulatory authorities from time to time.

The Company also believes that it is in compliance with the corporate governance requirements of the United States Securities and Exchange Commission ("SEC") and of the NASDAQ National Market established in connection with the Sarbanes-Oxley Act of 2002 as those requirements are currently applicable to the Company.

Codes of Conduct

Codes of ethics and business conduct for the Board and for the Company's employees have also been implemented. The mandate, the codes of ethics, the charter of the Company's Audit Committee, and the charter of the Company's Compensation, Nominating and Corporate Governance Committee may be viewed on the Company's Web site at www.vasogen.com.

The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The TSX guidelines and other guidelines applicable to the Company and a commentary on the Company's approach with respect to each are set forth below.

-------------------------------------------------------------------------------------------------------------------
                                           Does the
        Corporate Governance               Company
              Guideline                     Align?                              Comments
-------------------------------------------------------------------------------------------------------------------
1. The Board of Directors should        Yes              Vasogen's Board is responsible for the stewardship of
explicitly assume responsibility for                     the Company and for supervising the management of the
the stewardship of the corporation                       business and affairs of the Company.
and specifically for:
-------------------------------------------------------------------------------------------------------------------
(a) adoption of a strategic planning    Yes              One Board meeting a year is specifically set aside for
process                                                  strategic planning. The Board is responsible for
                                                         approving and reviewing the strategic plan, which takes
                                                         into account the opportunities and risks of the Company.
                                                         The Company's strategies, the implementation thereof,
                                                         and any changes thereto are discussed regularly at
                                                         meetings of the Board.
-------------------------------------------------------------------------------------------------------------------
(b) identifying the principal risks     Yes              The principal risks of the Company's business are
of the corporation's business and                        identified in "Management's Discussion and Analysis"
ensuring the implementation of the                       contained in the Annual Report and interim financial
appropriate systems to manage these                      statements of the Company. The Board considers the
risks                                                    principal risks of the Company's business and receives
                                                         reports of Management's assessment and management of
                                                         these risks. The Audit Committee reviews financial
                                                         risk management activities. The Company aims to limit
                                                         its operational liabilities through a combination of
                                                         contractual protection and insurance.
-------------------------------------------------------------------------------------------------------------------
(c) succession planning for the         Yes              The Board and the Compensation, Nominating and
corporation, including identifying,                      Corporate Governance Committee periodically review the
appointing, training, and monitoring                     Company's organizational plan and structures. The
senior management                                        Board has directors who participate actively in the
                                                         activities of the Company. Under the reporting
                                                         structure, senior management reports to the Chief
                                                         Executive Officer ("CEO") and the CEO reports to the
                                                         Board. Senior Management regularly attends meetings of
                                                         the Board, at the invitation of the Board.
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

-------------------------------------------------------------------------------------------------------------------
(d) communications policy               Yes              Management, supported by the Board, has put structures
                                                         in place to ensure effective communication between the
                                                         Company and its stakeholders and the public. The
                                                         Company has established a formal disclosure policy,
                                                         reviewed and approved by the Board, governing all
                                                         public disclosures. This disclosure policy is reviewed
                                                         and signed off by all employees and directors on an
                                                         annual basis. Copies of the Corporate Disclosure
                                                         Policy are available on the Company's Web site at
                                                         www.vasogen.com.  The Company provides appropriate
                                                         disclosure as required by law, and legal counsel
                                                         reviews all press releases and shareholder reports.
                                                         The Company has an Investor Relations Department,
                                                         reporting jointly to the CEO and the Chief Financial
                                                         Officer, responsible for corporate communications and
                                                         shareholder relations.
-------------------------------------------------------------------------------------------------------------------
(e) overseeing the integrity of the     Yes              Senior management has the primary responsibility for
corporation's internal controls and                      the Company's internal controls. Through the Audit
management information systems                           Committee, which meets regularly with the Company's
                                                         external auditor, the Board assesses the strength of
                                                         these controls. Internal controls and management of
                                                         information are upgraded as required for the Company's
                                                         continuing and growing operations.
-------------------------------------------------------------------------------------------------------------------
2. Majority of directors should be      Yes              For the purpose of the TSX Guidelines, an unrelated
unrelated and independent from                           director is one who is independent of Management and
management and free from conflicting                     free from any interest and any business or other
interests.                                               relationship that could, or could reasonably be
                                                         perceived to, materially interfere with the director's
                                                         ability to act in the best interest of the Company,
                                                         other than interests or relationships arising from
                                                         shareholding. For the purpose of the NASDAQ marketplace
                                                         rules, an independent director is a person other than an
                                                         officer or employee of the company or any other
                                                         individual having a relationship which, in the opinion
                                                         of the Board, would interfere with his or her exercise
                                                         of independent judgment in carrying out the
                                                         responsibilities of a director. The Board is composed of
                                                         eight members. After consideration of the above
                                                         criteria, the Board has concluded that six of the
                                                         directors are unrelated and are also independent. The
                                                         remaining two directors are officers of the Company.
                                                         According to the TSX Guidelines a significant
                                                         shareholder is able to exercise a majority of the votes
                                                         for the election of the board of directors. Based on
                                                         this definition, the Company does not have a significant
                                                         shareholder.
-------------------------------------------------------------------------------------------------------------------
3. Disclose for each director           Yes              David Elsley, the President and CEO of the Company, and
whether such director is related,                        Eldon Smith, the Vice President of Scientific Affairs of
and how that conclusion was reached.                     the Company, are the only Board members who are
                                                         considered related. For more information about each
                                                         director, please refer to the "Election of Directors"
                                                         section of this circular.
-------------------------------------------------------------------------------------------------------------------
4. Appoint a committee responsible      Yes              The Chairman of the Board and the Compensation,
for the nomination  and assessment                       Nominating and Corporate Governance Committee (composed
of directors.                                            solely of unrelated and independent directors) have the
                                                         responsibility for nominating new directors and ensuring
                                                         the appropriate mix of skill sets and experience on the
                                                         Board, as well as the appropriate balance between
                                                         related and unrelated directors. The Charter of the
                                                         Compensation, Nominating and Governance Committee can be
                                                         found on the Company website at www.vasogen.com.

-----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
5. Implement a process for              Yes              The Chairman of the Board and the Compensation,
assessing the effectiveness of the                       Nominating and Corporate Governance Committee have the
Board, its committees, and the                           responsibility for assessing the Board's effectiveness
contribution of individual                               as a whole and the effectiveness of the individual
directors.                                               members of the Board and the Board's committees, and
                                                         for making recommendations for improvements when
                                                         appropriate.
-----------------------------------------------------------------------------------------------------------------
6. Provide orientation and              Yes              The Board's policy is to ensure that a full program of
education programs for new                               orientation and education is provided to any new
directors, and continuing education                      nominee regarding the Company and its business,
programs for all directors.                              together with the role of the Board, its Committees,
                                                         and its directors.  The Chairman of the Board and the
                                                         Compensation, Nominating and Corporate Governance
                                                         Committee have the responsibility for orientation and
                                                         education programs. In addition, the Company's
                                                         operations are regularly reviewed at Board meetings.
-----------------------------------------------------------------------------------------------------------------
7. The Board should examine its         Yes              The Board considers its size to be appropriate at the
size and, where appropriate, reduce                      current time. The Board, as presently constituted,
the number of directors, with a view                     brings together a mix of skills and backgrounds that
to improving effectiveness.                              the Board considers appropriate for the stewardship of
                                                         the Company.
-----------------------------------------------------------------------------------------------------------------
8. Review compensation of directors     Yes              The Board, through its Compensation, Nominating and
to reflect risk and responsibility                       Corporate Governance Committee, periodically reviews
and long-term orientation.                               the adequacy and form of compensation for directors.
                                                         Management members of the Board are not compensated as
                                                         directors.
-----------------------------------------------------------------------------------------------------------------
9. Committees of the Board should       Yes              The Board currently has two standing committees - the
generally be composed of                                 Audit Committee and the Compensation, Nominating and
non-management directors, a majority                     Corporate Governance Committee. Each committee is
of whom are unrelated directors.                         composed solely of unrelated and independent
                                                         directors. For more information about who is a
                                                         committee member, please refer to the "Election of
                                                         Directors" section of this circular.
-----------------------------------------------------------------------------------------------------------------
10. Appoint a committee responsible     Yes              The Compensation, Nominating and Corporate Governance
for determining the Corporation's                        Committee has primary responsibility for considering
approach to corporate governance.                        corporate governance issues.
-----------------------------------------------------------------------------------------------------------------
11. Define the mandate for the          Yes              See below.
Board and the CEO. The Board should
approve or develop corporate
objectives, which the CEO is
responsible for achieving.
-----------------------------------------------------------------------------------------------------------------
(a) Mandate of the Board of             Yes              The Board manages the business of the Company on behalf
Directors                                                of the shareholders. The Board endeavors to meet or
                                                         exceed the duties and responsibilities recommended by
                                                         the TSX, outlined in Section 474 of the TSX Company
                                                         Manual. These include strategic planning, monitoring,
                                                         and management of the Company's principal risks. Any
                                                         responsibility that is not delegated to senior
                                                         management or a committee of the Board remains with the
                                                         full Board. In addition to those matters, which must by
                                                         law be approved by the Board, the approval of the Board
                                                         is required for major transactions or expenditures.
-----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
(b) The Mandate of the Chief            Yes              The CEO's objectives include the general mandate to
Executive Officer                                        maximize shareholder value and to develop and execute
                                                         the strategic plans of the Company as approved by the
                                                         Board. The CEO regularly reports to and, when
                                                         appropriate, seeks approval from the Board.
-----------------------------------------------------------------------------------------------------------------
(c) Corporate Objectives                Yes              The CEO's objectives are discussed and reviewed annually
                                                         with the Board. The Board approves the CEO's objectives
                                                         on an annual basis. The Compensation, Nominating and
                                                         Corporate Governance Committee measures the CEO's
                                                         performance against established objectives and makes a
                                                         recommendation to the Board for review and approval.
-----------------------------------------------------------------------------------------------------------------
12. Establish structures and            Yes              The Chairman of the Board, William R. Grant, is not a
procedures to ensure the Board can                       member of Management and is therefore an unrelated and
function independently of management.                    independent director. Moreover, the Board considers
                                                         that, by virtue of the number of unrelated and
                                                         independent directors and the fact that the committees
                                                         of the Board are entirely composed of independent and
                                                         unrelated directors, it is independent of Management.
                                                         The Board or a committee thereof meets regularly and
                                                         independently of any related director or Management.
-----------------------------------------------------------------------------------------------------------------
13. Establish an Audit Committee        Yes              The Audit Committee has a written mandate, approved by
with a specifically defined mandate                      the Board, and is composed of three unrelated and
with all members being unrelated                         independent directors. The Audit Committee reviews the
directors.                                               annual and quarterly financial statements of the Company
                                                         and certain other public disclosure documents required
                                                         by regulatory authorities, and makes recommendations to
                                                         the Board with respect thereto. The Audit Committee also
                                                         reviews with the auditor and Management the adequacy of
                                                         the Company's financial reporting and internal control
                                                         procedures to ensure they are effective and appropriate.
                                                         The Audit Committee reviews on an ongoing basis the
                                                         independence of the auditor and must approve the
                                                         provision of any non-audit-related services. The Charter
                                                         of the Audit Committee is filed with certain regulatory
                                                         filings of the Company and is available on the Company's
                                                         Web site at www.vasogen.com and to shareholders upon
                                                         request.
-----------------------------------------------------------------------------------------------------------------
14. Implement a system to enable        Yes              Directors are permitted to contact and engage outside
individual directors to engage                           advisors at the expense of the Company with the
outside advisors at the expense of                       authorization of the Chairman. The Audit Committee is
the Corporation.                                         encouraged to speak directly to the external auditor on
                                                         matters pertaining to its mandate.
-----------------------------------------------------------------------------------------------------------------
15. Establish a code of conduct         Yes              The Company has a code of conduct applicable to its
applicable to the directors,                             directors, and a code of conduct applicable to its
officers and employees of the                            officers and employees, which provides methods for
Company, and monitor compliance with                     anonymous reporting of suspected violations. Both codes
the code.                                                can be found on the Company's website at
                                                         www.vasogen.com.
-----------------------------------------------------------------------------------------------------------------

SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2006 Annual Meeting of Shareholders that are received by the Company at its offices at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Attention: Corporate Secretary, no later than December 31, 2005.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2:

(i) the 2004 Annual Report to Shareholders containing the consolidated financial statements for the year ended November 30, 2004, together with the accompanying report of the auditor and management's discussion and analysis for the year ended November 30, 2004;

(ii)  this Management Proxy Circular; and

(iii) the Company's most recent Annual Information Form dated January 19, 2005.

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information related to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended November 30, 2004.

GENERAL

The information contained herein is given as at February 4, 2005, unless otherwise stated. The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, 4th day of February, 2005

BY ORDER OF THE BOARD OF DIRECTORS

Marguerite Ethier (Signed)
General Counsel and Corporate Secretary

SCHEDULE A

APPROVAL OF AMENDMENT TO 2003 EMPLOYEE STOCK OPTION PLAN

RESOLVED THAT the 2003 Employee Stock Option Plan, as amended to increase the number of common shares issuable thereunder from 2,000,000 to 5,000,000 common shares, be and is hereby approved, and that the listing and reservation of an additional 3,000,000 common shares for issuance under the stock option plan be approved and ratified.